Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

and log-on using the below control number.

CONTROL #

VOTE BY EMAIL

 Mark, sign and date your proxy card and

email it to vote@vstocktransfer.com

VOTE BY MAIL

 Mark, sign and date your proxy card and

return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and

fax it to 646-536-3179

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 8 Hamasger St., Migdal Ha’Emek, Israel on November 29, 2018, at 4:00 p.m., Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special General Meeting Proxy Card - P.V. Nano Cell Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

1.	To amend Article 5 of the Amended and Restated Articles of the Company, as set forth in Exhibit A to the Company’s Proxy Statement;

☐ VOTE FOR                            ☐ VOTE AGAINST                            ☐ ABSTAIN

2.	To amend Article 49 of the Amended and Restated Articles, of the Company, as set forth in Exhibit A to the Company’s Proxy Statement;

☐ VOTE FOR                            ☐ VOTE AGAINST                            ☐ ABSTAIN

3.	To approve certain amendments to the terms of office and compensation of Dr. Fernando de la Vega, the Chairman of the Board and the Chief Executive Officer of the Company;

☐ VOTE FOR                            ☐ VOTE AGAINST                            ☐ ABSTAIN

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal or are you a “controlling shareholder” of the Company under the Israeli Companies Law (as defined in the Proxy Statement)? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 3)

☐ Yes                                         ☐ No

4.	To approve the grant to each of the Company’s currently serving directors (other than the CEO – Dr. Fernando de la Vega) - Dr. Astorre Modena, Mr. Shay Levy, Mr. Ido Lapidot and Ms. Orly Solomon, options to purchase 25,000 ordinary shares of the Company. The options shall be granted under the Company’s 2010 Israeli Option Plan and the terms of such option grants, including the exercise price and vesting terms, shall be as described in the Amended Proxy Statement for the November 29, 2018 Special General Meeting of the Shareholders.

☐ VOTE FOR                            ☐ VOTE AGAINST                            ☐ ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.   ☐

* SPECIMEN *	AC:ACCT9999	90.00